EXHIBIT 99.1

[SAFETY-KLEEN LOGO]

                                                       SAFETY-KLEEN CORP.
                                                       1000 N. Randall Road
                                                       Elgin, IL 60123

                                                       (847) 697-8460
                                                       For further information:


FOR IMMEDIATE RELEASE                     CONTACT:    MAUREEN FISK
                                                      847/468-2452


                     SAFETY-KLEEN REPORTS RECORD REVENUE AND
                      15% INCREASE IN NET EARNINGS FOR 1996


ELGIN, ILLINOIS, FEBRUARY 10, 1997 -- Safety-Kleen Corp. today announced record fourth quarter and full year results for the period ended December 28, 1996.

Revenue for the year increased 7% to $923 million, compared with $859 million in 1995. Net earnings grew 15% to $61.1 million, compared with $53.3 million one year ago. On a per share basis, earnings were $1.05, up 14% from $.92 one year ago.

For the sixteen weeks ended December 28, 1996, revenue increased 12% to $297 million compared with $264 million in the similar quarter in 1995. Net income was $20.4 million, up $2.4 million or 14% over the fourth quarter one year ago.

Safety-Kleen President and Chief Executive Officer, John G. Johnson, Jr., underlined the Company's solid performance in 1996. "We are extremely pleased with our achievements in both revenue and earnings growth. As expected, the Company's Industrial Services and Oil Recovery Services represent the largest share of the revenue increase during the year. The new Vacuum Service business for the Automotive/Retail Repair market contributed $5 million to consolidated revenue. Additionally, our European operations posted a $7 million or 7% increase in revenue over the previous year. The increase in net income reflects both revenue growth and our focus on greater efficiencies in our recycle operations together with other cost improvements."

Johnson further commented on the fourth quarter performance, "Compared with the same quarter of 1995, revenue from our North American Industrial Parts Cleaner Service grew 12%, our Industrial Fluid Recovery Service increased 22%, Imaging Services was up 30%, and the Oil Recovery Service gained 18%. Our Oil Recovery Service ("ORS") revenue reflects the acquisition made in early 1996 of certain assets of Industrial Service Corp," Johnson noted.

Johnson further added, "Net earnings of our Oil Recovery Service were impacted in 1996 due largely to lower lube oil selling prices witnessed in the fourth quarter. Our average base oil selling price in the final quarter of
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SAFETY-KLEEN CORP. - 2ND PAGE
1996 decreased by approximately 7.5% from the fourth quarter of 1995. The declining price of lube oil reflects excess industry capacity from two new plants which are projected to add approximately a 10% increase to the total capacity in North America."

"Looking ahead to 1997, the Company expects continued growth in its Industrial Services and, with the addition of the new Vacuum Service, anticipates a stronger year in the Automotive/Retail Repair Service as well. Although the depressed base oil pricing will affect the Oil Recovery Services performance until some of the older, less-efficient plants shut down, we remain focused on generating double digit consolidated revenue and earnings growth in 1997," concluded Johnson.

Safety-Kleen is an environmental and industrial service company dedicated to helping businesses recycle and process their waste streams. Safety-Kleen's stock is traded on the New York Stock Exchange under the symbol "SK". For further information, visit "SK" on the internet at www.safety-kleen.com. To request specific information, contact finance@safety-kleen.com.

Private Securities Litigation Reform Act Disclosure

This press release contains various forward-looking statements, including revenue and operating projections. There are many factors that could cause actual results to differ materially, such as: adoption of new environmental laws and regulations and changes in the ways such laws and regulations are interpreted and enforced; general business conditions, such as the level of competition, changes in demand for the Company's services and the strength of the economy in general; and prices for petroleum based products.
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
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                       CONSOLIDATED STATEMENT OF EARNINGS
                      (thousands, except per share amounts)


                                       ------------------------ -------------------------
                                               SIXTEEN                 FIFTY-TWO
                                             WEEKS ENDED              WEEKS ENDED
                                       --------------------------------------------------
                                        Dec. 28,    Dec. 30,      Dec. 28,    Dec. 30,
                                          1996        1995          1996        1995
                                       --------------------------------------------------
Revenue
  North America

     Industrial Services
       Parts Cleaner                       $41,527     $37,045      $128,801    $118,854
       Fluid Recovery                       46,451      38,186       143,038     122,762
                                       --------------------------------------------------
       Total Industrial                     87,978      75,231       271,839     241,616

     Automotive/Retail                      79,662      73,314       244,969     239,668
Repair Services
     Oil Recovery Services                  48,350      40,805       150,838     129,039
     Other                                  46,561      43,756       149,156     149,755
                                       --------------------------------------------------
     Total North America                   262,551     233,106       816,802     760,078

  Europe                                    34,399      30,865       106,324      99,173
                                       --------------------------------------------------

Consolidated Revenue                       296,950     263,971       923,126     859,251

Operating costs and expenses               216,086     191,827       671,971     628,469
Selling and administrative expenses         41,382      36,339       131,665     122,319

Restructuring Credit                        -         (15,217)       -          (15,217)
Charge for Remediation Costs                -           11,956       -            11,956
                                       --------------------------------------------------

Operating income                            39,482      39,066       119,490     111,724
Interest income                                758         318         1,398         974
Interest expense                           (6,142)     (6,172)      (19,240)    (20,230)
                                       --------------------------------------------------

Earnings before income taxes                34,098      33,212       101,648      92,468

Income taxes                                13,674      15,237        40,539      39,165
                                       --------------------------------------------------

Net earnings                               $20,424     $17,975       $61,109     $53,303
                                       ======================== =========================

Earnings per common and
common
  equivalent share                           $0.35       $0.31         $1.05       $0.92
                                       ======================== =========================

Average number of common and
common
  equivalent shares                         58,364      57,882        58,152      57,857
outstanding
                                       ======================== =========================

Cash dividends per common                    $0.09       $0.09         $0.36       $0.36
share
                                       ========================= =========================
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1.  The 16 weeks ended December 30, 1995 included a pre-tax charge of $12 million to increase the Company's reserves for
    environmental remediation costs at its facilities.  In addition, the results for the fourth interim period of 1995 included a
    $15.2 million pre-tax credit to income to reduce the amount of restructuring reserves, previously established in 1993, to the expected required levels.  These two items combined
    after-tax had no effect on net earnings.

2. The Company's interim reporting periods are twelve weeks each for the first three reporting periods of the year and sixteen weeks for the fourth reporting period.